Filed by Hycor Biomedical Inc. pursuant
to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule
14a-12 of the Securities Exchange Act
of 1934.
Subject Company: Hycor Biomedical
Inc.
Commission File No. 000-11647

Dial in number for management of both companies; 800-240-2430
Dial in number for participants 800-240-2134...all employees and callers should be directed to the webcast...www.hycorbiomedical.com

Good morning everyone. Thank you for joining us today for Hycor Biomedical’s conference call to discuss the signing of a definitive merger agreement with Stratagene Holding Corporation, as well as to review Hycor’s financial results for the second quarter ended June 30, 2003. Hycor issued those results on Wednesday, prior to the market’s open.

We have arranged for a taped replay of this call, which may be accessed by phone. This replay will be available approximately one hour after the call’s conclusion and remain in effect through August 1 until 12 Midnight Pacific Time. The dial-in number to access the replay is 800-405-2236 confirmation 547241#. The international replay number is 303-590-3000 and confirmation 547241# Today’s call is also being webcast live at www.hycorbiomedical.com and will be archived on that site.

Before we get started, as a reminder, during the course of this conference call the the companies will make projections or other forward looking statements regarding future events, or their beliefs about their business prospects and disclosure about what management believes is currently affecting Hycor’s revenues and earnings for its second quarter and full year ending December 31, 2003 and combined results for the year ended December 31, 2004. We wish to caution you that such statements are just predictions and involve risks and uncertainties. Actual results may differ materially. Factors that may affect actual results are detailed in Hycor’s filings with the Securities and Exchange Commission, including its most recent filings of Form 10-Q and Form 10-K, and will also be described in the proxy statement/prospectus to be filed in connection with the merger transaction.

In addition, the factors underlying these forecasts are dynamic and subject to change, and therefore these forecasts speak only as of the date they are given. The companies do not undertake to update them, however, they may choose from time to time to update them, and if they do so, they will disseminate the updates to the investing public.

Stratagene plans to file a registration statement on SEC Form S-4, including a proxy statement/prospectus in connection with the proposed transaction, and Hycor expects to mail a proxy statement/prospectus to its stockholders containing information about the proposed transaction. Upon effectiveness of Stratagene’s S-4 Registration Statement with the SEC, Stratagene will become a public company which expects to trade its shares on the NASDAQ National Market System. Investors and stockholders are advised to read the proxy statement/prospectus regarding the potential transaction when it becomes available because it will contain important information. This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities of Hycor Biomedical or Stratagene. The proposed transaction will only be effected through a proxy statement/prospectus. After the proxy statement/prospectus is filed with the SEC, it will be available free of charge on the SEC website at www.sec.gov and from Hycor and Stratagene. Hycor and its directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from stockholders in connection with the proposed transaction. In addition, Hycor Biomedical currently files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, and will continue to file any additional such reports required before the merger. These filings are also available at www.sec.gov. Information about the directors and executive officers of Hycor and their ownership of Hycor stock and information about other persons who may also be deemed to be participants in Hycor’s solicitation will be included in the proxy statement/prospectus.

For a detailed description of the risks related to the proposed transaction, please refer to the Registration Statement on Form S-4 to be filed by Stratagene with the SEC and the proxy statement/prospectus that will be included in the Form S-4 when it becomes available.

Now, I’d like to introduce Dave Tholen, president and chief executive officer of Hycor Biomedical.

Dave T.

Thanks, Doug. Good morning everyone and thank you for joining us on this conference call today to discuss our merger agreement with Stratagene as well as Hycor’s second quarter results. Joining me on the call today is Dr. Joe Sorge, Founder, Chairman and CEO of Stratagene. In addition, Reg Jones, CFO of Hycor Biomedical, is also with us.

Last fall, we presented to our shareholders during our quarterly conference call our strategy to grow revenues to $100 million. Our strategy encompassed four different focuses: maximize our core business, adapt current product lines to other manufacturer’s automated instrument platforms, acquire additional product lines sold to clinical labs and last, but certainly not least, combine with other companies to maximize resources and build a bigger company. Our announcement yesterday afternoon that we will merge with Stratagene certainly goes a long way in accomplishing this last component of the plan.

We believe this merger has tremendous potential for our shareholders, our employees and our customers. The proposed transaction would result in the combination of two companies whose combined 2003 revenues are expected to exceed $85 million. While the combined company earnings will be impacted by merger-related costs of approximately $6 million, which are expected to be recognized in the third and fourth quarters of 2003, we expect the combined company to be profitable in 2004 and generate greater earnings per share than Hycor expected to generate as a stand-alone company. The two companies serve different, but complementary markets, which enhances revenue diversification. At the same time, both Joe and I believe there is a convergence coming within the next five years or so between the current manufacturing technology used by Hycor and that used by Stratagene. We believe Stratagene’s skills in this arena will create product development synergies as we near the end of the current decade.

However, we won’t have to wait that long to generate benefits. Both companies are growing and profitable. We do expect to generate about $1.0 million a year in cost savings as compared to the combined year over year historical costs of both companies. These cost savings will be generated largely from a reduction in senior management compensation. We will continue to market our current Hycor product lines under the current brand names that include KOVA® and HY*TEC™. We will also continue to pursue agreements like the one we announced in February with Bayer under which we will adapt the Hycor Biomedical automated auto immune product line to Bayer’s ADVIA Centaur® Immunoassay System. Combined with the growth of the Stratagene operations, we believe that we’ll achieve the $100 million revenue goal we established last fall within a few years.

Before turning the call over to Joe, I’d like to briefly review Hycor’s second quarter performance. Later on in this call Reg will provide some more insight into our operating performance during the period.

We had another strong quarter in which we were able to increase our revenue by more than six percent. While we increased investments in R&D and incurred professional service fees during the quarter related to the Stratagene merger negotiations, we remained profitable with earnings of three cents per share.

Once again allergy diagnostic sales were the biggest growth driver in the quarter, with an increase of nearly 21%. We now have more than 1,000 reagents for allergies, more than any of our competitors. In addition, we grew autoimmune diagnostic sales by more than 16%. With the recent FDA clearance of our Anti-Cardiolipin (ACA) IgA autoimmune test, we now have 30 approved automated autoimmune tests. Internationally, we market 37 autoimmune products, more automated autoimmune diagnostics than anyone else. With the recent approvals of several pharmaceuticals to treat various autoimmune diseases, we believe that we are well positioned for growth in this emerging market.

During the past weeks, as we have worked exceptionally hard to bring the merger between Hycor and Stratagene together, I’ve gotten to know Joe Sorge, who founded Stratagene in 1984 and has been the driving force behind its growth. He’s an exceptional business man who is recognized as possessing a high degree of intelligence, business savvy and determination and he has developed a very compelling vision for our combined company. With the closing of the merger, Joe will become the CEO of the combined company while I will step down from active management. I will become an active board member of the combined company and look forward to working with Joe and the other board members to maximize shareholder value.

I’d like to now turn the call over to Joe so he can tell you more about Stratagene’s operations and his vision for the future.

Joe Sorge.

Thank you Dave and good morning everyone. That was a very gracious introduction. I’ve greatly enjoyed getting to know both you and Reg Jones, who I’m delighted to say will become the chief financial officer of the combined company, and look forward to working with you both as we move forward.

The entire Stratagene organization is thrilled about our merger agreement with Hycor. We very much look forward to being a publicly traded company and communicating on our progress with our shareholders. To begin that process, let me spend a few minutes providing a short background on our products and markets.

We invent, develop, manufacture and sell innovative consumable technologies to researchers working on gene discovery, protein function, and biomedical target identification. Our products are used in the fields of molecular biology, genomics, proteomics, drug discovery, diagnostics research and toxicology. The markets we serve currently generate annual sales of approximately $2.5 billion and are growing at about 10% per year. We offer these markets more than 2,500 products. We generated more than $63 million in sales in 2002 and are profitable.

We were founded in 1984 and are headquartered in La Jolla, California. In addition, we have a major manufacturing and distribution facility in Austin, Texas, a distribution facility in Amsterdam, The Netherlands and a new office in Tokyo, Japan.

We have 348 employees of which over 60 are researchers many of whom have PhDs. Our R&D capabilities translate into a strong focus at Stratagene on product innovation, especially in the areas of high fidelity polymerases and site direct mutagenesis. We’ve been issued 120 patents and have another 145 pending patent applications. In addition, to help build our brand, we have 125 trademarks and 35 pending trademark applications. I would also like to point out that we have a world-class scientific advisory board comprised of eight leading specialists in their respective fields.

Our products are sold around the world through a direct sales force in North America and a distributor network in Europe. Approximately 60% of our sales are in the U.S., with the bulk of the rest in Europe and Asia. The academic and government markets represent about 75% of our sales. In addition, we sell to the hospital, pharmaceutical and industrial research markets.

As Dave mentioned, the primary motivation for this merger is strategic in nature. We believe there are important synergies in R&D and manufacturing that can more rapidly propel our growth if we address the clinical and research tools markets jointly as a combined company rather than as separate entities. The growth drivers for each of our companies are similar—innovation, strong intellectual property portfolios and excellent track records.

We also believe that the combined company will be able to capitalize on the current fragmented state of the life sciences tools market. While the diagnostic products market has undergone a great deal of consolidation during the past several years, consolidation in the tools market is at an earlier stage. Today, there are approximately 100 or more companies that participate in the tools space. Some publicly traded peers in our field would include Invitrogen, Qiagen, Techne and Sigma Aldrich. They are all substantial companies with differentiating characteristics. At the same time there are many privately held companies with good, but narrow, product lines that could benefit from our developed sales and marketing distribution system. Once we complete and integrate the merger, we intend to focus on how we can capitalize on the fragmented nature of our market.

We expect the merger to close in the fourth quarter of 2003, subject to regulatory and shareholder approvals. Once the merger is completed the new company will be governed by a five member board of directors of which Dave Tholen and I will both be members. Other members of the board will be Carl Elbl who is currently managing director and COO of Enterprise Partners Venture Capital; Robert Manion, a retired partner of Accenture, and Dr. John Reed, president and CEO of the Burnham Institute, a biomedical research institute with approximately 600 employees. We look forward to keeping you informed on our progress and welcoming Hycor’s shareholders and employees into our company.

At this point I would like to turn the call over to Reg Jones who will provide you with a brief synopsis of the financial aspects of this deal.

Reg Jones

Thanks Joe

The proposed transaction has been structured as a stock for stock merger in which a subsidiary of Stratagene will be merged into Hycor with Hycor surviving the merger as a wholly owned subsidiary of Stratagene. Under the terms of the merger agreement the stockholders of Hycor will receive 0.6158 of a share of Stratagene common stock for each share of Hycor common stock. Each fractional share of Hycor remaining after the exchange will be converted into cash. We arrived at the exchange rate based on thorough analysis and with assistance from our investment banker, The Seidler Companies, which included a review of both companies’ peer groups and financial performance. The process we followed in determining the exchange rate will be more thoroughly described in the forthcoming SEC filings.

As we said earlier, Stratagene is a scientific tool company and we believe that the four best comparable public companies in this space are Invitrogen, Qiagen, Techne and Sigma Aldrich. As you can tell by performing your own analysis, these companies have recently been trading at multiples of approximately 2 to 4 times revenues. Assuming the merger is completed, the combined companies revenues are estimated to be approximately $85 million for 2003.

Once the merger is completed, the combined company will be called Stratagene Corporation and will be headquartered in San Diego, California. The combined company will have approximately 21.9 million shares outstanding and Hycor’s shareholders will own approximately 23% of the combined company based on current capitalization. A fund managed by Oak Tree Capital in Los Angeles, who has been an investor in Stratagene since 1995, will own about eight percent and Joe will own about 62%. The proposed transaction is expected to be recognized as a tax-free organization, and Hycor shareholders are not expected to be taxed as a result of the exchange of their Hycor stock for Stratagene stock. Outstanding Hycor options will be assumed and become options for Stratagene, subject to adjustment for the share exchange ratio. The boards of directors of both Stratagene and Hycor have approved the proposed transaction. As Joe mentioned, the transaction is subject to approval by the shareholders of Hycor and Stratagene, as well as other closing conditions. In conjunction with the closing of the merger, it is expected that the Stratagene shares will trade on the Nasdaq National Market System. Until the closing of the transaction, Hycor’s shares will continue to trade on the Nasdaq National Market System under the symbol HYBD. Stratagene will file a Form S-4 with the SEC and a listing application to gain approval to trade on the Nasdaq National Market System. We believe that Stratagene will meet the NMS requirements to be traded prior to the close of the merger.

As Dave alluded to earlier, there will be some merger related charges associated with this transaction that we currently anticipate will be recognized in the third and fourth quarters. We currently estimate those charges will total approximately $6 million. At closing, we estimate that the combined company’s balance sheet will have debt of approximately $20 million, cash of $4 million and shareholder’s equity of approximately $30 to $35 million, and 21.9 million common shares outstanding.

Before we take your questions, let’s turn to some of the financial highlights for Hycor’s second quarter. As Dave mentioned, allergy grew 21% in the quarter while autoimmune was up 16.4% and urinalysis was off 4.6% Despite the revenue softness in the urinalysis segment, end user demand was actually quite strong during the quarter. Revenues in urinalysis were negatively impacted by the inventory adjustments we experienced due to consolidations at the distributor level. We expect urinalysis revenues to stabilize during the next quarter and return to normalized levels.

During the second quarter, approximately 35% of our sales were to international customers and international sales grew 5.7%. Domestic sales were approximately 65% of our sales in the second quarter and grew 6.3%. Our gross margin for the second quarter was 55.5% as compared to 54.4% for the second quarter of 2002. As Dave mentioned, we continued to invest in R&D related to our Bayer agreement as well as spending on professional services incurred in the merger negotiations with Stratagene. These two items resulted in costs of $50,000 and $200,000 respectively during the quarter. Despite this, we remain profitable with earnings of $0.03 per share for the quarter.

We continue to strengthen our balance sheet. We grew our cash position by more than $300,000 from the December 31, 2002 level even though we repaid all of our outstanding debt of $1.0 million.

That wraps up our formal comments. We would now like to open the call for your questions.

Operator	Thank you, sir. Ladies and gentlemen, at this time we will begin the question and answer session. If you have a question, please press star followed by the one on your pushbutton phone. If you would like to decline from the polling process, press star followed by the two. You will hear a three-toned prompt acknowledging your selection. Your questions will be polled in the order they are received. If you are using speaker equipment, you will need to lift the handset before pressing the numbers. One moment please for our first question.

Our first question comes from Aaron Geist with Robert W. Baird. Please go ahead with your question.

A. Geist	Good morning. Congratulations on deciding to do this deal. Joe, if you could help us understand a little bit more about the operating dynamics of Stratagene that would be helpful, firstly. Secondly, can you talk a little bit about the synergies between the two companies? Currently Stratagene from my understanding plays primarily in the research market. There’s been some discussion about you going more into the diagnostics market. Can you talk about trying to enter that market and sort of tools and technologies that you see as important?

J. Sorge	Yes, Aaron, thank you. It’s good to hear from you.

A. Geist	It’s good to hear from you too.

J. Sorge	In terms of synergies, both companies are based in a scientific background and address markets that are technical in nature. Both companies have invested in research and development and have innovative product lines. We believe though that there’s a great deal of opportunity in the diagnostics market going forward.

Stratagene is quite experienced with Polymerase chain reaction, with thermal stable Polymerases and with amplification reactions that are now being used in nucleic acid diagnostics. We believe this is a very rapidly growing area and that in the future many diagnostic tests are going to be based on nucleic acids. We believe that Stratagene’s technology and R&D experience can be brought into the diagnostics market to help grow some new product lines in that area.

We also believe that some of the experience that we have in the microarray area can also be applied to diagnostics. If you think about it, right now diagnostic tests are done one at a time, so each patient’s blood or urine is put into a test tube and one assay is done in one test tube and that’s quite expensive. We anticipate in the future that there may be a role for microarrays in which many, many, many targets are put onto the same microscope slide and assayed all simultaneously. And we believe that there’s a good chance that the medical clinical industry will see the benefits of looking at many, many targets simultaneously as opposed to doing them one at a time. Overall we think that’s going to bring a great cost reduction to each individual assay, but in aggregate provide more information on the patient’s state of health.

A. Geist	Now that Stratagene has or will have a currency, can you talk a little bit more about potential acquisitions that the combined company would like to go after, sort of the technologies and areas that you see as critical to entering or acquiring.

J. Sorge	That’s a good question and something that we would like to focus on. We are quite strong in areas of nucleic acids, as I mentioned earlier, in quantitative PCR and mutagenesis and in gene cloning and we’re building our own internal efforts in proteaomics as we speak. But there are a couple of areas where we’d like to gain some additional strength. One of those areas is in cell biology and we’d like to perhaps talk to some companies that have strength in cell biology. I believe this is going to be an important area in the future. Antibodies are a product line that are renewable, consumable and we believe that this is an area of interest that also has some implications in the diagnostics area.

Secondly, companies focusing on R&A are of interest. We have some products that we’ve just launched in a new area called RNA-I which is the ability to suppress gene expression using doubled stranded RNA molecules. However, we’d like to find a company or two that has some core expertise in the basic RNA areas.

A. Geist	Okay. Just the last question was can you give us a little bit better idea about the operating dynamics of Stratagene?

J. Sorge	Can you be a little more specific on that question?

A. Geist	Can you give the operating performance, operating margin?

J. Sorge	You know, Aaron, I want to be careful here. We’re preparing an S-4 statement and we will have all of the numbers and more in that statement and I would prefer not to speculate. I can say that we’re profitable.

A. Geist	Was the valuation solely based on a revenue multiple or can you help us sort of understand a little bit of the other dynamics that went into the valuation assessment?

J. Sorge	It’s my understanding that the Seidler Company looked at not only revenues, but EBITDA and after-tax profitability as well as balance sheet factors such as debt and cash.

A. Geist	And you won’t, you can’t share any of those sort of matrices with us this morning I assume?

J. Sorge	I’m sorry. If I were to just pull them out of my head, they might be inaccurate and I’d prefer that we just disclose that in the S-4.

A. Geist	Well, I’ll look forward to seeing the S-4.

J. Sorge	Thank you.

Operator	Thank you. Our next question comes from Ralph Gambardella with Gunnallan Financial. Please go ahead with your question.

R. Gambardella	Hi, Reg. Hi, Dave. Congratulations on the deal.

Management	Thank you.

R. Gambardella	I have questions for the new CEO. You say that the company was profitable, but you just skipped the word profitable. Could you please be more specific on how profitable the company was?

D. Tholen	Joe?

J. Sorge	Again, Ralph, I’d love to help you here, but it’s a bit of a complex answer and I think we’d prefer to just disclose it in the S-4. One of the things we’re doing is Stratagene has some affiliated companies that might be considered venture capital start up type companies and as part of the overall transaction, those are going to be acquired as well. And if I were to describe the numbers over the phone, it would be quite complex and I think it would be better to just leave it to the S-4.

One thing I can say though is we do anticipate that combined with Hycor and those start up companies, moving forward into the year 2004 we do anticipate that earnings per share will be greater than they have been for Hycor in the past.

R. Gambardella	Okay, fair enough.

Operator	Thank you. Our next question comes from Bob Ai with Merlin Biomed. Please go ahead with your question.

B. Ai	Hi, thanks for taking my call. I have two questions, and one already asked by Aaron. The other one, can you repeat what is the cash position and debt for the combined companies? Perhaps I didn’t catch it.

R. Jones	Yes, we expect at the time of the merger that we’ll have approximately $20 million in debt and $4 million in cash.

B. Ai	Okay. Thanks a lot.

Operator	Thank you. Ladies and gentlemen, if there are any additional questions, please press the star followed by the one at this time. As a reminder, if you are using speaker equipment you will need to lift the handset before pressing the numbers. One moment, please, for the next question.

And the next question comes from David Mura with JP Turner. Please go ahead with your question.

D. Mura	Good morning, gentlemen, and congratulations. Dave and Reg, great job. Certainly was a welcome announcement yesterday. I guess this question could be directed at anybody that feels as though they can address it. One of the problems that we’ve had with Hycor in the past has been the small float which has prevented many institutions from becoming involved. Apparently an awful lot of the new shares are going to be owned by current management of Stratagene. How do you intend to get those shares into the marketplace and allow the float to increase so institutions will be more likely to become involved?

And then the second question would be what type of percentage growth rate can you anticipate? Just a thumbnail sketch of where you might think that this company may grow over the next five years.

D. Tholen	Reg, you want to handle that?

R. Jones	Sure. You’re right, Joe is going to own the majority of the shares and Oaktree also has 8%. I think that the way the float will increase is that we don’t know what Oaktree’s plans are for their shares. Perhaps they would be willing to sell them in an orderly fashion.

As we do other business, M&A kinds of activities, I’m sure the currency that would be used would be shares. If opportunities present themselves and we need to do an offering to raise cash to do that, that could be a way. But at this time I don’t think we have spent much time determining how we’re going to do fundraisings in out years. I mean that’s all I can say about the stock.

As far as the growth rate, again I don’t think we’re in a position today to start giving forecasts. Once the S-4’s out and we can begin to go on some road shows and educate the financial community and some institutional investors about our company, that’s when we can start making some forecasts and so I think we need to wait on that.

D. Mura	Is there going to be some road shows in relation to this merger? Are you going to get out and ...

J. Sorge	Yes, that will occur after the S-4 is filed.

D. Tholen	Yeah, we’re going to plan that, but we can’t do it until after the initial filing.

D. Mura	Right, after the filing. Okay. Alright. Well thank you very much and once again congratulations.

Operator	Thank you. Our next question comes from Doug Fisher with Matador Capital. Please go ahead with your question.

D. Fisher	I’d like to add my congratulations on the merger. And without looking forward, if you could just talk a little bit about Stratagene’s historical performance for say the last two years in terms of either operating or free cash flow generation, that would be helpful.

J. Sorge	This is Joe. First of all, top line revenue growth has been 7.5% over the last two years, 7.5% per year over the last two years. And in terms of operating performance, again if we look at Stratagene standalone without these start up companies, Stratagene standalone generated $7 million in EBITDA last year and we’re seeing a more positive trend this year. However, as I said earlier, it’s complex. When we fold in the start up companies and fold in the historical, then it changes the picture a bit. But our philosophy going forward is to only have profitable entities in the group and folding in those start up companies, they have basically have reached breakeven, and so going forward, we believe that there will be significantly more profitability. But again it’s a complex picture and I think the S-4 will clearly delineate the history, as well as the first two quarters of 2003 which should delight everyone.

D. Fisher	Okay, that’s definitely helpful. Just if I could touch on another point. I know that historically, say four or five years ago, you guys were running a rather rich level of investment in R&D which I think was running say between 14% and maybe 22% of sales. Can you just give me some idea when we look at last year, where you were able to generate $7 million in EBITDA, what kind of an investment was involved?

J. Sorge	I believe that last year we had 16% investment in R&D and about (and again this is off the top of my head so I want to be careful) but somewhere between 23% and 25% in marketing and sales investment.

D. Fisher	Okay and given that as I understand it, the standalone Stratagene has very attractive gross margins even with these operating expenses. I’m a little bit surprised by the debt burden the company’s bringing into the transaction. So if you could just talk a little bit about that, if that relates to the affiliate companies and if the performance of those affiliated companies is reflected in the $85 million professional format revenue number you guys are discussing.

J. Sorge	Yes, it’s a good question. In 1995 we recapitalized the company and that involved over $30 million of debt, $35 million of debt of which $22 million was senior debt. In the past seven years we’ve paid off all of the senior debt, but we still have some subordinated debt that needs to be handled. And going forward, some of that subordinated debt is being converted to equity, but some of it is going to be refinanced with some new senior debt.

One of our hopes, and a gentleman earlier asked a question about float, one of our hopes is that somewhere down the line we might be able to go to the markets and issue some new shares and bring some cash into the company and clean up the debt.

D. Fisher	It’s fair to presume that this is not a capital intensive business, so I don’t know for a company your size what that would translate to in terms of an annual cap ex budget, but I imagine it’s not overly burdensome?

J. Sorge	Our cap ex budget is about $2.5 million per year.

D. Fisher	Okay, that’s helpful. Thank you very much.

J. Sorge	You’re welcome.

Operator	Thank you. Our next question comes from Eric Miller with Heartland Advisors. Please go ahead with your question.

B. Naskowitz	Yes, hi, it’s actually Bill Naskowitz. I’m sorry, I came on late. I hate to be redundant, but could you just give me an idea of who Oak is and Joe, and who owns Stratagene? And also in terms of going forward, all these different start up companies I guess have been mentioned several times, but on what one area of focus is Stratagene going to pursue in the year or years ahead? Thank you.

J. Sorge	I’ll address the start up companies. This is Joe again. One of the start up companies is in the area of Informatics, especially in the microarray and pathway area, and we’ve seen this as a very exciting area. Data analysis in the biotechnology areas is extremely intensive. With microarrays and proteomics research, the amount of data that’s generated can be enormous and individual researchers just can’t handle it with a pencil and paper. In fact, even an Excel spreadsheet’s not sufficient, so we’ve invested in creating software that can handle the data analysis for microarrays and for pathways and this required several million dollars of investment over the past couple of years.

We have now made the investment. The software’s been launched. It’s launched under the name IOBION, I-O-B-I-O-N. One of the products is called Gene Traffic. The products are now generating revenue and growing nicely. So as part of this merger, we’re going to fold that company into the whole and benefit from the revenues that are going to be coming from that software.

And I’m sorry, I’ve forgotten the first part of your question.

B. Naskowitz	First part, I heard mention of Oak. Who is Oak and who is Joe? I guess is the largest shareholder of Stratagene, is that correct?

J. Sorge	Yes. It’s Oaktree Capital out of Los Angeles. They manage several funds and the fund that invested in Stratagene was Trust Company of the West Fund. The current director from Oaktree Capital on Stratagene’s current Board is Steven Kaplan at Oaktree Capital. Myself, I’m a medical doctor by training, went to Harvard Medical School and then earned some post doctoral experience at Cold Spring Harbor Laboratories in New York. I then worked at the Scripps Research Institute where I did molecular biology research and I co-founded Stratagene in 1984. I do have a significant stake in the company and I hope that shareholders would see that as a positive because I care very much about shareholder value and profitability and want to grow shareholder value.

B. Naskowitz	And how much do you own of Stratagene, what percent?

J. Sorge	After the merger I’m going to control, I believe, about 62% of the stock, but the actual personal ownership is in the vicinity of 50%-55%. There’s some stock that will be in a trust, in charitable trusts.

B. Naskowitz	I see. And how much does Oak own after?

J. Sorge	They’ll own approximately 8% after the merger.

B. Naskowitz	Okay. Alright, thank you.

J. Sorge	You’re welcome.

Operator	Thank you. Once again, ladies and gentlemen, if there are additional questions, please press star followed by the one at this time. As a reminder, if you are using speaker equipment, you will need to lift the handset before pressing the numbers. One moment please for the next question.

And our next question comes from Doug Fisher with Matador Capital. Please go ahead with your follow up question.

D. Fisher	Just to follow up on those affiliate companies again. It wasn’t clear to me if the $85 million in proforma revenues does include the contribution from those companies.

R. Jones	This is Reg. There is minimal revenues at those affiliate companies.

D. Fisher	So it’s not a case where they’re generating revenues, but you have a minority stake that’s not reflected on the P&L. Rather it’s just that they’re all kind of at the emerging stage. Is that accurate?

J. Sorge	I’m going to clarify that. This is Joe. We have a 49% interest in a reference laboratory in Austin, Texas, called Cenetron Labs and that will be included. They have been pacing at about $5 million in annual revenue and that will be showing up on our balance sheet, but at a 49% interest, it will not be showing up in the revenue line.

D. Fisher	Okay. And it sounds like of the affiliate companies that’s the only one that has revenues of significance relative to the total company.

J. Sorge	Well, IOBION has generated about a half a million in revenue so far this year.

R. Jones	Can I clarify also, Joe, that the revenues of the lab are not included in the $85 million revenues.

J. Sorge	Of Cenetron Diagnostics.

R. Jones	That’s right.

J. Sorge	That’s correct because it’s a 49% interest. But IOBION’s revenues will be included. But as I said, it’s generated about a half a million in revenue in the first two quarters of this year.

D. Fisher	Is Cenetron profitable and I presume IOBION on that revenue base probably is not?

J. Sorge	Cenetron is profitable. IOBION is approaching breakeven, but not quite there yet. Again, I don’t want to get into too many details. The S-4 will have this, but the losses to date in this year I think are a quarter of a million or less.

D. Fisher	Okay and a last question. The $1 million in anticipated synergies. Did I hear that correctly that that would be related primarily to executive compensation? I would have thought that bringing the two companies together there would be other opportunities to realize efficiencies.

R. Jones	This is Reg. Mostly there’s only going to be one CEO, one CFO, and that type of thing. The operating efficiencies are really going to be in the nature of R&D and some distribution. The manufacturing of both companies is different. We operate in a environment of FDA approved facilities. All of our products have to be manufactured in FDA approved facilities because they’re sold to clinical labs. Stratagene’s products are not regulated, so their facilities are not FDA approved, so the synergy in the manufacturing area is not there day one. But as Joe said, some of his products that might be useful in a clinical lab can now be manufactured in our facilities so that they can be sold there. So that’s the other benefit to the combined companies.

D. Fisher	Okay and I think maybe some G&A ...

R. Jones	We expect to have some savings. We didn’t want to try to overestimate the amount of them though.

D. Fisher	Okay, so most of the operational efficiencies or opportunities that do exist are not reflected in that $1 million number?

R. Jones	That’s correct.

D. Fisher	Okay, thank you much.

Operator	Thank you. Gentlemen, there are no further questions at this time. Please continue.

D. Tholen	Thank you very much for your participation on today’s conference call. As soon as we have additional information we will schedule another conference call with the release of the S-4. Everyone have a nice weekend.

Operator	Thank you, sir. Ladies and gentlemen, this concludes Hycor and Stratagene conference call. If you would like to listen to a replay of today’s conference call, please dial 303-590-3000 or 800-405-2236 and enter access code 547241. You may now disconnect and thank you for using ACT Teleconferencing.